Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: February 26, 2016

FirstMerit posted the following public comment on Facebook on February 26, 2016.

We understand your concern about the affect this transition will have on your accounts but we will communicate any changes prior to them taking place. It is important to us that this transition is as seamless as possible for our customers but for now, please continue to bank with us as usual.